UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

English translation of a press release issued by Petróleos Mexicanos on February 17, 2015.

* * *

PETRÓLEOS MEXICANOS

Date: February 17, 2015

MEXICO, D.F.

Jaime Lomelín Guillén Resigns as Independent Member of the Board of Directors of Petróleos Mexicanos

On February 17, 2015, Jaime Lomelín Guillén resigned as independent member on the Board of Directors of Petróleos Mexicanos (“Pemex”). He had accepted his appointment to this position on September 18, 2014.

In a letter to the Secretary of Energy and Chairman of the Board of Directors of Pemex, Pedro Joaquín Coldwell, Mr. Lomelín Guillén said that he decided to submit his resignation in order to avoid any misinterpretation that may damage the credibility and transparency of Mexico’s recent energy reform.

In this regard, Mr. Lomelín Guillén said that at the time he was appointed to the Board of Directors of Pemex, it was known that he had been linked to Grupo Bal, a Mexican conglomerate, for over 40 years. Mr. Lomelín Guillén also noted that he did not participate in the recent formation of Petrobal, a unit of Grupo Bal that is expected to participate in Mexico’s oil and gas industry.

In his letter of resignation, Mr. Lomelín Guillén reiterated his appreciation to the President of Mexico, Enrique Peña Nieto, for having appointed him as an independent member on the Board of Directors of Pemex. He also thanked Mr. Joaquín Coldwell and the Director General of Pemex, Emilio Lozoya.

The contributions of Mr. Lomelín Guillén during his time on the Board of Directors of Pemex were always for the benefit of Pemex and Mexico.

The Law of Petróleos Mexicanos sets forth the procedures for appointing a new independent member to the Board of Directors of Pemex in the event that a member steps down. Pursuant to the Law of Petróleos Mexicanos, the new member will hold the position for the remainder of the term of the member being replaced. In the case of Mr. Lomelín Guillén, the term was set to end on September 18, 2018.

Accordingly, the President of Mexico will send his new appointee to the Mexican Senate for ratification, which requires an affirmative vote of two-thirds of the Senators present.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director
of Finance

Date: February 24, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition, including on our ability to hire and retain skilled personnel;
•	limitations on our access to sources of financing on competitive terms;
•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico; including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.